SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Lazard World Dividend & Income Fund, Inc.
(Name of Issuer)

Lazard World Dividend & Income Fund, Inc.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

521076109
(CUSIP Number of Class of Securities)

Mark R. Anderson, Esq.
30 Rockefeller Plaza
New York, New York 10112
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Janna Manes, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*: $14,792,398 (a)	Amount of Filing Fee*: $1,792.84 (b)
*	Estimated solely for the purpose of calculating the registration fee. Based on a price of 98% of the Registrant’s net asset value per share as of the close of business on July 15, 2019.
(a)	Calculated as the aggregate maximum purchase price for common stock.
(b)	Calculated at 0.01212% of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by Lazard World Dividend & Income Fund, Inc., a diversified closed-end management investment company incorporated under the laws of the state of Maryland (the “Fund”), to purchase common stock of the Fund. Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(i)) and related Letter of Transmittal (attached as Exhibit (a)(1)(ii)), the Fund will purchase up to 1,376,037 shares of common stock that are tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 21, 2019, subject to any extensions of the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12.

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release issued by the Fund, dated February 19, 2019.*

(a)(5)(ii)	Press Release issued by the Fund, dated May 31, 2019.*

(a)(5)(iii)	Press Release issued by the Fund, dated July 25, 2019.*

(b)-(c)	Not applicable.

(d)(1)	Agreement, dated as of February 15, 2019, between Lazard Asset Management LLC (“LAM”) and Karpus Management, Inc. (d/b/a Karpus Investment Management) (“Karpus”) with respect to the common stock of the Fund is incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by Karpus with the Securities and Exchange Commission (the “SEC”) on February 20, 2019.

(d)(2)	Agreement, dated as of February 15, 2019, between LAM and Bulldog Investors LLC (“Bulldog”) with respect to the common stock of the Fund is incorporated by reference to Exhibit 1 of the Schedule 13D filed by Bulldog with the SEC on February 20, 2019.

(d)(3)	Agreement and Plan of Merger, dated as of January 31, 2019, between the Fund and Lazard Global Total Return and Income Fund, Inc. (“LGI”) is incorporated by reference to Exhibit (4) of Pre-Effective Amendment No. 1 to LGI’s Registration Statement on Form N-14 filed by LGI with the SEC on June 28, 2019.

(e)-(h)	Not applicable.

* Filed herewith.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAZARD WORLD DIVIDEND & INCOME FUND, INC.

By:	/s/ Shari L. Soloway
Name:	Shari L. Soloway
Title:	Assistant Secretary

July 25, 2019

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release issued by the Fund, dated February 19, 2019.

(a)(5)(ii)	Press Release issued by the Fund, dated May 31, 2019.

(a)(5)(iii)	Press Release issued by the Fund, dated July 25, 2019.